

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

June 22, 2009

VIA U.S. MAIL AND FAX (631) 396-5050

Mr. Kurt Freudenberg
Executive Vice President and Chief Financial Officer
Nu Horizons Electronics Corporation
70 Maxess Road
Melville, New York 11747

> **Re:** **Nu Horizons Electronics Corporation**
> **Form 10-K for the year ended February 28, 2009**
> **Filed April 29, 2009**
> **File No. 001-08798**

Dear Mr. Freudenberg:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended February 28, 2009

Item 6. Selected Financial Data, page 17

1.   We noted you included "Operating Income before Goodwill Impairment Charge" as part of your table. It appears that this is a non-GAAP measure, but we did not see where you provided the disclosures required by Item 10(e) of Regulation S-K. Please revise to remove the non-GAAP measure in future filings or tell us why you do not believe such disclosures are required. Otherwise, if you continue to provide these non-GAAP measures, please revise future filings to fully comply with Item 10(e) of Regulation S-K, including a presentation with equal or greater prominence of the most directly comparable GAAP measure, a reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented, an explanation of why you believe the measure provide useful information to investors, and a statement disclosing the additional purposes for the non-GAAP measure.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Results of Operations, page 21

2.   Please tell us and revise future filings to explain why the goodwill of your NUE reporting unit became impaired. Please also clarify whether you performed the test as part of your annual impairment testing or as the result of an event or circumstance that reduced the fair value below the reporting unit's carrying value. Refer to Item 303 of Regulation S-K and Instruction 4 to Paragraph 303(A).

Critical Accounting Policies and Estimates, page 25

Goodwill and Other Indefinite Lived Intangible Assets, page 26

3.   In the interest of providing readers with a better insight into management's judgments into accounting for goodwill, please tell us and consider disclosing the following in future filings:

·   Each of the valuation methodologies used to value goodwill (if multiple approaches are used), including sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses.
·   How you weight each of the methods used including the basis for that weighting (if multiple approaches are used).

·	A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes.

·	If applicable, how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

Item 8. Financial Statements, page F-1

Consolidated Balance Sheets, page F-2

4.	Please tell us why inventory and accounts payable as of February 29, 2008 increased by $11,930,000. Please discuss your consideration of SFAS 154. Please also tell us whether this adjustment would have impacted your debt obligations.

Consolidated Statements of Cash Flows, page F-4

5.	We note that the amounts of your 'Effect of exchange rate changes' in the statements of cash flows equals the amounts shown for 'Foreign currency translation' in your statements of changes in shareholders' equity for fiscal years 2009 and 2008. Please tell us how you applied paragraph 25 of SFAS 95 which requires that you report the reporting currency equivalent of foreign currency cash flows using the exchange rates in effect at the time of the cash flows.

Note 1. Organization and Summary of Significant Accounting Policies, page F-6

j. Revenue Recognition, page F-8

6.	Please tell us and in future filings disclose how you apply SAB 104 to your particular transactions. In this regard, we note that you typically record revenue upon shipment. Please tell us and disclose the timing of other revenue recognition and explain why the revenue is not recorded upon shipment.

7.	Further, please tell us and summarize in future filings the nature of the discounts, rebates and returns you offer customers and explain how you apply EITF 01-9 in accounting for these terms. Tell us how you considered SFAS 48 with respect to your returns and why you apply EITF 01-9 instead. Include a description of material assumptions, estimates, material changes, and reasonably likely uncertainties.

8.	Please tell us whether your sales include any other contingencies such as conditions of acceptance, warranties, or price protection. If included, please tell us and disclose in future filings the nature of these contingencies and how you account for them.

9. Please tell us why you have treated the correction of your application of EITF 99-19 as a reclassification and not the correction of an error. Discuss how you considered paragraphs 2(h) and 25 - 26 of SFAS 154 and Item 4.02 of Form 8-K. Please request your auditors to tell us how they considered AU Section 420.

10. Further, please tell us about your analysis of the supply chain services under EITF in determining that the revenue should be recorded on a net basis. Tell us whether you recognize your other revenues on a gross or net basis and why.

11. We note from your disclosure that Titan provided supply chain services. Please tell us and describe in future filings all of your major revenue-generating products, services, or arrangements clearly. Also, please tell us and disclose in future filings your revenue recognition policies for the supply chain services, including when you record revenues.

12. Further, in future filings please report product and service revenues (and costs of revenues) separately on the face of the income statement to the extent required by Item 5-03(b) of Regulation S-K).

o. Cost in Excess of Net Assets Acquired, page F-10

13. Please tell us and describe in future filings the facts and circumstances leading to the impairment of your goodwill consistent with paragraph 47(a) of SFAS 142. We note that the impairment related to DT electronics which was acquired in fiscal 2007. We also note that in August 2008 you made an earnout payment to the sellers of this company because the company had achieved the earnings milestones established by the agreement.

14. We note that DT Electronics also has an intangible asset related to customer relationships of $2,438,000. Please tell us why the value of this asset was not similarly impaired as a result of factors that caused the impairment of DT Electronics' goodwill.

Note 3. Acquisitions, page F-14

15. With respect to the DT Electronics acquisition, please reconcile the total amount of the purchase price allocated to goodwill in this acquisition of $6,059,000 with the stated amount of the impairment charge taken in 2009 related to this acquired company of $7,443,000.

Certifications Exhibit 31.1 and 31.2

16. We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

Refer to Item 601 (31) of Regulation S-K. This comment applies to your interim filings as well.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Rauiri Regan, Staff Attorney, at (202) 551-3269, or Tim Buchmiller, Reviewing Attorney, at (202) 551-3635 if you have questions on any other comments. In this regard, do not hesitate to contact me or Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any questions.

Sincerely,

Kate Tillan
Assistant Chief Accountant